Exhibit 8.1

Bit Origin Ltd

Subsidiaries of the Registrant

Subsidiary	Jurisdiction of Incorporation
SonicHash, Inc.	Alberta, Canada
SonicHash Pte, Ltd.	Singapore
SonicHash, LLC.	Delaware, United States